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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549
                                 --------------------

                                      FORM 8-A/A
                                  (Amendment No. 3)

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                              SUPER FOOD SERVICES, INC.
                -----------------------------------------------------
                (Exact name of registrant as specified in its charter)

              Delaware                                    36-2407235
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

3233 Newmark Drive, Dayton, Ohio                           45342
--------------------------------------------------------------------------------
(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------
Common Shares, par value $1.00 per share    The New York Stock Exchange, Inc.
Preferred Stock Purchase Rights             The New York Stock Exchange, Inc.


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box.   / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(g) of the Act:

                                         None

                                   (Title of class)



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                    INFORMATION REQUIRED IN REGISTRATION STATEMENT



    THE UNDERSIGNED REGISTRANT HEREBY AMENDS THE FOLLOWING ITEMS AND EXHIBITS OF ITS FORM 8-A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1989, AS PREVIOUSLY AMENDED:



ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Registrant's authorized capital stock consists of 35,000,000 Common Shares, Par Value $1.00 per share and 1,000,000 Preferred Shares, without par value. The securities being registered hereunder are the Common Shares and the Preferred Stock Purchase Rights which are attached to the Common Shares.

Common Shares

Except as and when otherwise prohibited, limited, restricted or qualified, the holders of the outstanding Common Shares of the Registrant are entitled
(i) to receive dividends when, and if, declared by the Board of Directors from funds of the Registrant legally available therefor, (ii) to all voting powers and rights of the shareholders of the Registrant, each holder of record of Common Shares being entitled to one vote for each share registered in such holder's name on the books of the Registrant, and (iii) upon liquidation or dissolution, to receive any remaining assets of the Registrant after distribution to the holders of the Preferred Shares. The holders of Common Shares have no pre-emptive or other rights to subscribe for or to purchase any shares, securities or obligations of any class now or hereafter authorized or issued by the Registrant. There are no redemption rights with respect to the Common Shares. The Common Shares issued are fully paid and non-assessable.

All rights, privileges and advantages of the holders of Common Shares are in all respects subject to, limited, qualified and controlled by, all limitations, restrictions and qualifications with respect thereto expressed in or resulting from compliance with (i) the laws of the State of Delaware; (ii) the terms and provisions of any shares of any class of Preferred Shares of the Company now or hereafter authorized and issued; and (iii) the other provisions of the Restated Certificate of Incorporation, as amended, of the Registrant.

No dividends may be paid on the Common Shares and the Registrant may not repurchase or redeem any Common Shares while there are any dividend arrearages on the Preferred Shares.

Preferred Shares

The Board of Directors may, without further action by the shareholders, authorize the issuance of one or more series of Preferred Shares, designate the name or title of each series, fix and determine the authorized number of shares of each series, provide for any right of redemption and fix the amount which holders of such shares are to receive upon redemption, provide for a sinking fund and for any right to convert such shares into shares of any other class or series of capital stock of the Registrant.

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Preferred Stock Purchase Rights

There is presently outstanding two/thirds of a Preferred Stock Purchase Right ("Right") for each outstanding Common Share. The Rights will be exercisable only if a Person (as defined in the Rights Agreement) becomes the beneficial owner of 20% or more of the Common Shares (such person, an "Acquiring Person") or commences a tender or exchange offer which would result in the offeror beneficially owning 20% or more of the Common Shares. Each Right will entitle shareholders to purchase from the Registrant one newly issued unit of Junior Participating Preferred Stock at a purchase price of $100 subject to certain antidilution adjustments. The Registrant will generally be entitled to redeem the Rights at any time prior to 10 business days after a public announcement of the existence of an Acquiring Person.

On October 8, 1996, the Registrant and Chase Mellon Shareholder Services LLC, Rights Agent, entered into a First Amendment to the Rights Agreement that provides that, notwithstanding the foregoing, neither Nash-Finch Company, a Delaware corporation ("Parent") nor any Affiliate or Associate (as such terms are defined in the Rights Agreement) of Parent shall be deemed to be or become an Acquiring Person by reason of the approval, execution, or delivery of the Stockholders Agreement, dated as of October 8, 1996, by and among Parent, NFC Acquisition Corporation, a Delaware corporation ("Sub") and certain shareholders of the Registrant (the "Stockholders Agreement") or the Agreement and Plan of Merger, dated as of October 8, 1996, by and among the Registrant, Parent and Sub (the "Merger Agreement"), or all of them, or by reason of the consummation of any transaction contemplated by the Stockholders Agreement or the Merger Agreement, or all of them, including, without limitation, the tender offer for Common Shares of the Registrant contemplated by the Merger Agreement (the "Offer"), so long as Parent or any subsidiary of Parent is not the beneficial owner of Common Shares other than (A) Common Shares of which Parent or any subsidiary of Parent is or becomes the beneficial owner by reason of the approval, execution, or delivery of the Stockholders Agreement or the Merger Agreement, or all of them, or by reason of the consummation of any transaction contemplated by the Stockholders Agreement or the Merger Agreement, or all of them, including, without limitation, the Offer and (B) beneficially owned by Parent or its affiliates or associates on October 8, 1996. The First Amendment also provides, for purposes of the relevant


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definitions in the Rights Agreement and the circumstances described in the next two succeeding paragraphs, that neither Parent nor any of its affiliates or associates shall be deemed the beneficial owner of or to beneficially own any securities by reason of the Stockholders Agreement or the Merger Agreement, or all of them, and the consummation of any transaction contemplated by the Stockholders Agreement or the Merger Agreement, or all of them, including the Offer, so long as neither Parent nor any of its affiliates or associates is the beneficial owner of any Common Shares other than (A) Common Shares of which Parent or any subsidiary of Parent is or becomes the beneficial owner by reason of the approval, execution, or delivery of the Stockholders Agreement or the Merger Agreement, or all of them, or by reason of the consummation of any transaction contemplated by the Stockholders Agreement or the Merger Agreement, or all of them, including, without limitation, the Offer and (B) beneficially owned by Parent or its affiliates or associates on October 8, 1996.

In the event that a Person becomes the beneficial owner of 20% or more of the then outstanding Common Shares (except pursuant to an offer for all outstanding Common Shares that the independent directors determine to be fair to and otherwise in the best interests of the Registrant and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise and in lieu of Preferred Shares, Common Shares (or, in certain circumstances cash, property or other securities of the Registrant) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Registrant.

In the event that (i) the Registrant is acquired in a merger or other business combination transaction in which the Registrant is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), (ii) the Registrant is acquired in a merger or other business combination in which the Registrant is the surviving corporation (other than certain mergers following an offer for all outstanding Common Shares described in the exception in the preceding paragraph), and, in connection with such merger or other business combination, all or part of the Common Shares are changed into or exchanged for stock or other securities of another person or entity or cash or other property or (iii) 50% or more of the Registrant's assets or earning power is sold or transferred in a single transaction or a series of related transactions, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events." Subject to the same limitations as described above, the First Amendment provides that neither the Stockholders Agreement, the Merger Agreement, the consummation of the transactions contemplated thereby, or the acquisition of Common Shares pursuant to the Offer will constitute "Triggering Events."

The Rights will expire at the earlier to occur of (i) the consummation of the Offer and


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acceptance for payment of the Common Shares tendered pursuant to the Offer, (ii)
the close of business on January 26, 1999 or (iii) the time at which the Rights are redeemed as provided in Rights Agreement.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is included as Exhibit 1,2 to the Form 8-A filed by the Registrant with the Securities and Exchange Commission on November 9, 1989 and the First Amendment to Rights Agreement, which is included as Exhibit 4 to the Form 8-A/A filed by the Registrant with the Securities and Exchange Commission on October 9, 1996.


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ITEM 2.  EXHIBITS.

In addition to the exhibits furnished to The New York Stock Exchange, Inc. pursuant to Item 2 of Form 8-A, the Registrant has also furnished The New York Stock Exchange, Inc. with a copy of the Rights Agreement dated as of January 27, 1989 between the Registrant and The Chase Manhattan Bank, N.A., as Rights Agent, as well as a copy of the following:

Exhibit No.   Exhibit Description                                    Page No.
-----------   -------------------                                    --------
4             First Amendment to Rights Agreement dated
              as of October 8, 1996, between Super Food                  8
              Services, Inc. and Chase Mellon Shareholder
              Services LLC, Rights Agent


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                                      SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.


                                  SUPER FOOD SERVICES, INC.



Date:  October  8, 1996
                                  By: /s/ John Demos
                                     -----------------------------------------




                                     Name:  John Demos, Esq.



                                     Title:  Vice Chairman of the Board,
                                             General Counsel and Secretary